ESCROW AGREEMENT
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AGREEMENT made this 7th day of January, 1999,

BETWEEN: CADAPULT GRAPHIC SYSTEMS, INC., a New Jersey corporation with offices located at 110 Commerce Drive, Allendale, New Jersey 07401, hereinafter referred to as "Cadapult;

AND: TARTAN TECHNICAL, INC.., a corporation of the Commonwealth of Massachusetts, with office located at 24 Westech Drive, Tyngsboro, Massachusetts, hereinafter referred to as "Tartan";


1.    RECITALS.
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      1.1   Asset Purchase.  Cadapult has this date acquired certain Assets
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of, and assumed certain Liabilities from, Tartan pursuant to an Asset Purchase
Agreement dated December 17, 1998.

      1.2.   Escrow Agreement.  Pursuant to the provisions of the aforesaid
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Asset Purchase Agreement, Ninety Two Thousand Eight Hundred Fifty (92,850)
shares of unregistered and restricted Cadapult common stock ("Escrowed Shares") have this date been indorsed in blank and delivered to the Joint Escrow Agents designated hereinafter to secure the attainment of certain Gross Profit objectives.NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

2.    Escrow Agreement.  Pursuant to Paragraph 3 of the Asset Purchase Agreement
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dated December 17, 1998, 92,850 unregistered and restricted shares of the common stock of Cadapult, which have been indorsed in blank, have been deposited with the Joint Escrow Agents to secure the attainment of Gross Profit objectives as set forth in Exhibit A annexed to and made a part hereof.

3.    DISTRIBUTIONS.  In the event the Gross Profit objectives are attained, or
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exceeded, during the first twelve (12) months from the date hereof, 50%, or
46,425, of the Escrowed Shares shall be released to Tartan, or its successors. In the alternative, failure to attain the Gross Profit Targets as set forth in Schedule A shall result in 46,425 of the Escrowed Shares being allocated among Cadapult and Tartan, or its successors, as per the schedule set forth in Exhibit
A. The same process shall be repeated in the second twelve month period from the date hereof as same pertains to the remaining 46,425 Escrowed Shares.

4.    Dispute.  In the event any dispute shall arise between the Escrow Agents
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as to the taking of any action hereunder, or the rights of either Cadapult or
Tartan, or its successors, including but not limited to any dispute as to the Escrowed Shares, the Escrow Agents may elect to take any of the following actions: (i) retain the Escrowed Shares in trust pending either settlement of the dispute by the parties or final determination of the rights of the parties by a court of competent jurisdiction; or, (ii) deposit the Escrowed Shares into a court of competent jurisdiction pursuant to an Interpleaded action. During the course of any dispute involving litigation, the Escrow Agents may also deposit the Escrowed Shares held hereunder with the clerk, or other designated officer of the Court in which such litigation is pending. In any event, the aforesaid Escrow Agents shall in no event incur any liability hereunder in the absence of fraud or gross negligence including but not limited to any fees, including attorney's fees, court costs and/or disbursements incurred in relation to serving as Escrow Agents hereunder and, Cadapult and Tartan, or its successors, do each hereby, 'jointly and severally, agree to indemnify and hold said Escrow Agents free of and harmless form same. The named Escrow Agents shall not be liable for any action taken or omitted by either or both of them, provided same is in good faith and believed to have been within the rights and powers conferred upon by this Agreement.

5.    Escrow Agents.  The parties do hereby designate Bruce M. Meisel, Esq. and
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Thomas Anzuoni, Esq. to serve as Joint Escrow Agents hereunder.  No action shall be taken by any one Escrow Agent unless approved in writing, by the other Escrow Agent. The actual Escrowed Shares shall physically be held by Mr. Anzuoni. In the event the either or both of the Escrow Agents named herein shall resign or refuse to act further as Escrow Agent hereunder, without having appointing a successor Escrow Agent, the parties hereto shall mutually agree upon a successor Escrow Agent, or Agents, or in the absence of such agreement, shall apply to a court of competent jurisdiction for the appointment of same.

6.    Execution of Necessary Documents.  Each of the parties hereto does hereby
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agree to execute, acknowledge and deliver any and all instruments that may be required to give full force and effect to the terms and conditions of this Escrow Agreement.

7. Governing Law. The parties hereto acknowledge that this Agreement has been executed in the Commonwealth of Massachusetts and shall be governed by and construed in accordance with the laws thereof.

8.    Corporate Action.  Purchaser and Seller do each acknowledge and represent
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that execution of the within Agreement has been duly authorized by the Board of
Directors of each Corporation and that the Presidents and Secretaries thereof have been authorized to execute the within Agreement on behalf of each corporation.

9.    Notices.  All notices required under this Agreement shall be sent by
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Registered or Certified Mail, return receipt requested, postage prepaid, or overnight courier service such as Federal Express or UPS, to the party who is to receive such notice, at the address set forth on Page 1 of this Agreement, or such other address as to which each party may from time to time notify the others.

10.   Entire Agreement.  This Agreement represents the entire understanding of
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the parties hereto and there are no warranties, representations or covenants made by any party to any other party unless the same are contained in the Agreement or in any other instrument delivered in connection with the transaction contemplated hereby.

                                    Cadapult Graphic Systems, Inc.

                                    BY:  /s/ Michael W. Levin
                                       ---------------------------
                                       MICHAEL W. LEVIN, Pres.


                                    Tartan Technical, Inc.

                                    BY:  /s/ Thomas McLeod
                                       ---------------------------
                                       THOMAS McLEOD, Pres.


ESCROW AGENTS:


/s/ Bruce M. Meisel
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BRUCE M. MEISEL, ESQ.


/s/ Thomas Anzuoni
----------------------
THOMAS ANZUONI, ESQ.


The stock placed in Escrow is to be released on the first and second anniversary of the closing against the following schedule of Gross Profit achievement of the acquired business for the previous 12 months.

                        $784,000 to $823,999 - 50% of Escrowed shares
                        $588,000 to $783,999 - 37.5% of Escrowed shares
                        $392,000 to $587,999 - 25% of Escrowed shares
                        $196,000 to $391,999 - 12.5% of Escrowed shares
                        $0 to $195,999 - 0 shares